UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On March 2, 2010, the parent of CDC Software Corporation, CDC Corporation (the “Company”), filed a complaint in the Supreme Court of the State of New York, County of New York against Evolution Capital Management LLC, Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., Evolution Master Fund Ltd. SPC, Evolution Master Fund Ltd. SPC, Segregated Portfolio M and E1 Fund, Ltd. alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to the Company’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the Notes, and tortuous interference with business relations (the “CDC Case”). The complaint in the CDC Case seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

On December 18, 2009, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”) filed suit against the Company in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of the Notes held by them, together with accrued, retroactive and default interest (the “Evolution Case”). Evolution has also alleged default under the Notes. On April 28, 2010, the Court denied Evolution’s motion for summary judgment in the Evolution Case.

On October 13, 2010, Evolution filed a motion to amend its complaint in the Evolution Case (the “Evolution Proposed Amended Complaint”) to assert claims against the Company and its subsidiaries, CDC Software International, CDC Software Corporation and CDC Delaware Corporation, alleging breach of the Notes, breach of the note purchase agreement relating to the Notes (the “Note Purchase Agreement”), tortious interference with contract and conspiracy to commit tortious interference with contract, aiding and abetting tortious interference with contract, accounting, injunctive relief and indemnification. In the Evolution Proposed Amended Complaint, Evolution seeks to recover compensatory and punitive damages, pre-judgment interest, costs and reasonable attorneys’ fees in excess of $60.0 million. Evolution’s motion to amend its complaint is still pending before the Court.

On November 10, 2010, the Court granted Evolution’s motion for a preliminary injunction (the “Preliminary Injunction”), thereby enjoining the Company, during the pendency of the Evolution Case, from (i) unilaterally nullifying the covenants in the Note Purchase Agreement and (ii) repudiating the covenants as set forth in sections 4.5-4.7 and 4.10-4.12 of the Note Purchase Agreement. The Preliminary Injunction restricts the Company’s ability to, among other things, issue any form of dividend to its shareholders while the Evolution Case is pending. The Company plans to oppose the Preliminary Injunction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: November 24, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel